Audicus



REPORT CARD ⌄

Dear investors,

We are very pleased with the terrific progress we have made this year. Audicus made truly significant strides forward in a number of areas, culminating with reaching EBITDA positive territory at the end of the year.Our flagship B2C division has been working its way toward profitability for quite some time, and finally reached that goal in the third quarter of 2024. This did not come without a significant rework of its structure, however, as we undertook a sharp price reduction to be more in line with our direct competitors, reduced the size of the overall team, and reworked our sales approach. The end result is that the team is more efficient than ever, and now has higher gross sales each month despite the smaller team and lower prices.B2B has continued to be a strong growth driver for Audicus, reaching nearly 70% y/y growth in Q4. A terrific added benefit is that the revenue in B2B is highly re-occurring once a contract is signed, and thus is very high margin. B2B is currently about 40% of our gross revenue, and will likely surpass B2C during 2025.After nearly two years in the making, an exciting addition to our channel offerings was the launch of our retail pilot with Sam's Club in November. We are now operating in our first test locations, with fully branded Audicus booths and employees, representing our top quality tele-audiology offerings and products.We couldn't do any of the above without our team, and we are happy to note that we added some serious talent across our organization. In the course of the last year, we have hired a new CFO, Head of B2B, Head of Marketing, Head of Product, and Head of Retail. These are all high priority areas which are now getting the full attention of an expert that they deserve, and will only help the company accelerate even more.After a fantastic 2024 where we reached some significant milestones, we are incredibly excited to see what 2025 has in store for us!

We need your help!

The quickest way to help is to tell your friends! Know anyone who needs a hearing aid, or isn't sure? Point them to our online hearing test and help them discover how clear hearing can improve their lives! Another way to help - that is a bit more involved - is to make introductions in the healthcare space for possible B2B contracts and partnerships. Our B2B division, which serves customers like unions, retirement communities, correctional facilities, and the Veteran's Administration, is our fastest growing and highest margin business - but the sales cycle is long and slow! Introductions in this space are tremendously valuable, as much of our time is spent getting to know the organization's leaders before we can even start our value presentation.

Sincerely,

Patrick Freuler

CEO

Andre Sequin

CFO

How did we do this year?

REPORT CARD



☺ The Good

Proper capitalization of the business through debt and equity allowed us to take proper, decisive actions.

Strong growth in B2B and stabilization of B2C allowed us to reach breakeven at year end.

The pilot program with Sam's Club kicked off in November, marking the start of a new retail arm of the business.

☹ The Bad

Restructuring B2C took several big moves, and burned significant cash around mid-year.

Sales cycles in B2B are long, and new contracts have been slower to sign in the current economic environment.

Strong hiring at year end will put pressure on EBITDA and cash for a few months.

2024 At a Glance

January 1 to December 31



$13,588,085 +14%
Revenue



-$1,859,306
Net Loss



$3,428,124 +96%
Short Term Debt



$4,847,228
Raised in 2024



$800,000
Cash on Hand
As of 03/ 3/25

INCOME   BALANCE   NARRATIVE


Revenues
Profit
$11,904,482
-$1,102,087
$13,588,085
-$1,859,306
2023
2024

Net Margin: -14% Gross Margin: 79% Return on Assets: -48% Earnings per Share: -$0.18

Revenue per Employee: $152,675 Cash to Assets: 30% Revenue to Receivables: 1,290

Debt Ratio: 158%

Audicus_Financials_2024_and_2023.pdf

We ❤ Our 195 Investors

Thank You For Believing In Us

Dorothy Kirkpatrick	Marco Taylor	Jennifer Rackley	Michael Moore	Manoj kumar...	Adel Ali Al-Malki
Pattie Mercadante	Mical Salmonson	Pasala Ravichandran	Randy R Osborn	Magdi Abdu	Elie Jones SR
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Ashish Parmar	Sam Rankin	Brett Crathern	Ali Abdulla Rashed...	Subhas Mukhopadkyay	Merlin Ethington
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Deb Ihle	Barbara K Caress	Nataline Angela Ayala	Glenn Kudsk	Jason Nakatani	Jelene Zheng
Armando Townsend	Adnan Akant	Johannes Franciscus...	John Mackenzie	J Dianne Johnson	Jill Cloud
Pam Schmidt	Staci WHITE	Ginger Walsh	Bruce Bass	Keith Nation	Khalid Hosein
Frederick Stevenson	George Cordero	Brian Fischer	Beth Wahba	Kyle John Steinle	David Duffey
Jon Duff	Maciej Rumprecht	Victoria Sawula	Kevin Kastning	Sharad Mishra	David Costal
Eva M Riedinger	Daniel Sharon	John Douglas Dinjian	Richard K Starr	Ilke Caron Hanloser	Sandra Schiferl
Edith Falls	Michele Hart	Karmon Korleski	Peter George Falls	Joseph P Esau	Joel Andrew Dean
David John Clayton	Stephen D Woodward	Mike Kropinski	Juha A Parkkonen	Dimitrios Kousparis	Michael Ward
Melvin H Chiogioji	Desiree Hogervorst-...	Michael Scott Becker	Kevin Flynn	Anna Letsos	William V White II
Luis Guarda	Gary W. Baughman	Larry Strother	Shaun Connery Oliver	Stephen A. Bates...	Randy Greer
John Senechal	Craig Urmston	Dvisha Patel	Stefan Quast	Michael Lee	Pradeepa Saravanan
Monirah Albathi	Debbie Pryse	Alan Jones	SCOTT ZINS	Douglas D Duwe	Paul D. Wadsworth
Lance Lee	Nancy Neskauskas	Scot Gardner	Mark Lovetinsky...	Dr. William R Dapper	Ron Painter

Thank You!

From the Audicus Team



Patrick Freuler [in]

CEO/Founder

MIT Aerospace Engineering (B.Sc., M.Sc.). McKinsey consultant and Bain Capital investor. Bootstrapped and built Audicus from nothing in his living room. Avid marathoner...







Steve Romine [in]

COO

EE from Notre Dame; JD from
Duke. 18 yrs at Bose Corp;
operated Bose Health division
focused on OTC hearing....



Logan Munro [in]

CTO

MIT Mechanical Engineering
(B.Sc.). Cofounder and Head of
Engineering at Ringly (a16z-
backed wearables company)....



Andre Sequin [in]

CFO

Cornell undergraduate, Yale
MBA. Head of equity research
for the Internet space at RBC.
Former founder of companies i...

Details

The Board of Directors

Director	Occupation	Joined
Patrick Freuler	CEO @ Audicus	2010
Andre Sequin	CFO @ Audicus, Inc.	2024

Officers

Officer	Title	Joined
Patrick Freuler	CEO	2010
Andre Sequin	CFO	2024

Voting Power ❓

Holder	Securities Held	Voting Power
Patrick Freuler	4,783,289 Common, Preferred	47.1%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
12/2021	$1,965,149	Preferred Stock	Section 4(a)(2)
01/2023	$195,000		Other
03/2023	$60,000		Other
03/2023	$99,000		Section 4(a)(2)
06/2023	$60,000		Other
11/2023	$5,621,507		Section 4(a)(2)
02/2024	$1,087,751	Preferred Stock	Section 4(a)(2)
04/2024	$2,000,000		Section 4(a)(2)
05/2024	$299,477		4(a)(6)
06/2024	$750,000		Section 4(a)(2)
08/2024	$200,000		Section 4(a)(2)
09/2024	$260,000		Section 4(a)(2)
10/2024	$250,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
11/01/2023	$5,621,507 ❓	6.0%	0.0%	None	
08/01/2024	$200,000 ❓	6.0%	20.0%	$68,000,000	09/01/2028
09/01/2024	$260,000 ❓	6.0%	20.0%	$68,000,000	09/01/2028
10/01/2024	$250,000 ❓	6.0%	20.0%	$68,000,000	09/01/2028

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Patrick Freuler ❓	01/01/2023	$195,000	$0 ❓	0.0%		
PayPal ❓	03/01/2023	$60,000	$13,531 ❓	15.0%	10/01/2024	Yes
Patrick Freuler ❓	03/31/2023	$99,000	$99,000 ❓	0.0%	12/31/2029	Yes
Fundbox	06/01/2023	$60,000	$0 ❓	20.19%	03/01/2024	
Catalio ❓	04/11/2024	$2,000,000	$2,000,000 ❓	15.0%	04/18/2027	Yes
Catalio Capital ❓	06/10/2024	$750,000	$750,000 ❓	13.0%	04/21/2027	Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	13,000,000	4,558,463	Yes
Series A Preferred	5,418,966	5,418,966	Yes
Series A 1 Preferred	533,570	246,726	Yes

Warrants: 53,937
Options: 1,641,731

Form C Risks:

The Company operates exclusively in the healthcare industry, and product sales consist exclusively of hearing aids and accessories within the United States. A change in legislation or insurance standard practice could impact the industry and our operations significantly, though management believes a significant negative development to be unlikely.

The Company currently buys roughly 95% of its products for sale from one supplier. Although there are a limited number of manufacturers of hearing aids and accessories of the quality which the Company requires, other suppliers have been used in the past, and management believes those partnerships could be revived. A change in primary suppliers, however, could cause a temporary delay in shipment and a possible loss of sales, which would affect operating results adversely.

We operate with a small management team that still relies heavily on a few key employees. The loss of the key employees, and the failure to be able to replace them, could be detrimental to our growth plans and sustained profitability.

The Company currently operates at a loss as it invests in market share. If the new business opportunities do not expand as planned, or if current sales decline, it is possible that the company could need additional funds to continue. The Company expects this risk to be mitigated by the current growth trends in sales, as well as the ability to scale back on growth marketing if needed

Online sales rely on the ability to attract customers through online advertising. The cost of online marketing can fluctuate over time, and a significant increase in advertising rates could negatively impact our customer acquisition costs and profitability.

The emergence of new online competitors could lead to the loss of market share or increased customer acquisition costs.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Audicus, Inc.

Delaware Corporation
Organized August 2010
89 employees
39 West 29th Street
Floor 8
New York NY 10001 https://www.audicus.com/

Business Description

Refer to the Audicus profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Audicus is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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